Exhibit 99.1

voxeljet AG Reports Financial Results for the First Quarter Ended March 31, 2021

Friedberg, Germany, May 13, 2021 — voxeljet AG (NASDAQ: VJET) (the “Company”, or “voxeljet”), a provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced consolidated financial results for the first quarter ended March 31, 2021.

Highlights - First Quarter 2021

●	Total revenues for the first quarter increased 4.5% to kEUR 4,060 from kEUR 3,884
●	Gross profit margin and gross profit decreased to 25.6% from 29.7% and to kEUR 1,039 from kEUR 1,155, respectively
●	Systems revenues increased 59.9% to kEUR 2,087 from kEUR 1,305
●	Services revenues decreased 23.5% to kEUR 1,973 from kEUR 2,579
●	Successful completion of two capital increases in January and February 2021
●	Reaffirm full year 2021 guidance

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented: “We are off to a decent start in 2021 and reached significant technological milestones: in High Speed Sintering, we successfully printed and sintered with our new 3D printer on what we believe to be the largest build area for polymer sintering in the industry. A day-long stress test was also successful. We are in advanced discussions with large chemical companies for joint material development projects. We firmly believe that this new printer and new material combinations will significantly increase our total addressable market. Regarding VJET X: the premium German car maker meanwhile operates its first VJET X units largely without requiring our support, which is excellent news. We believe we have the ecosystem, resources and technology to become the key supplier of solutions for high volume, industrial 3D printing. Keep in mind, that is the reason why we started the company 20 years ago.”

First Quarter 2021 Results

Revenues for the first quarter of 2021 increased by 4.5% to kEUR 4,060 compared to kEUR 3,884 in the first quarter of 2020.

Revenues from our Systems segment, which focuses on the development, production and sale of 3D printers, increased 59.9% to kEUR 2,087 in the first quarter of 2021 from kEUR 1,305 in last year’s first quarter. The Company delivered two new 3D printers in the first quarter of 2021, compared to one used and refurbished printer delivered in last year’s first quarter. Systems revenues also include all Systems-related revenues from consumables, spare parts and maintenance. The increase of revenues from our Systems segment was mainly due to higher revenues from the sale of 3D printers, but also Systems-related revenues slightly increased. Systems revenues represented 51.4% of total revenues in the first quarter of 2021 compared to 33.6% in last year’s first quarter.

Revenues from our Services segment, which focuses on the printing of on-demand parts for our customers, decreased 23.5% to kEUR 1,973 in the first quarter of 2021 from kEUR 2,579 in the comparative period of 2020. This was mainly due to lower revenue contributions from our subsidiary voxeljet America Inc. (“voxeljet America”) still impacted by lower market demand related to the slowdown of the economy caused by the global pandemic of COVID-19 disease. Also, still impacted by COVID-19, revenue contributions from the German operation decreased as well as from our subsidiary voxeljet China Co. Ltd (“voxeljet China”).

Cost of sales were kEUR 3,021 for the first quarter of 2021 compared to kEUR 2,729 for the first quarter of 2020.

Gross profit and gross profit margin were kEUR 1,039 and 25.6%, respectively, in the first quarter of 2021 compared to kEUR 1,155 and 29.7%, respectively in the first quarter of 2020.

Gross profit for our Systems segment increased to kEUR 581 in the first quarter of 2021 from kEUR 361 in the first quarter of 2020. This was related to the increase in revenues. Gross profit margin for this segment slightly increased to 27.8% in the first quarter of 2021 compared to 27.7% in the first quarter of 2020 and was therefore almost unchanged.

Gross profit for our Services segment decreased to kEUR 458 in the first quarter of 2021 compared to kEUR 794 in the first quarter of 2020. The gross profit margin for this segment also decreased to 23.2% in the first quarter of 2021 from 30.8% in the first quarter of 2020. Both, the decrease of gross profit as well as gross profit margin was related to the fixed costs associated with our service centers in United States, Germany and China.

Selling expenses decreased to kEUR 1,448 for the first quarter of 2021 compared to kEUR 1,536 in the first quarter of 2020, related to lower distribution expenses, in spite of the slight increase in revenues. Expenses such as shipping and packaging vary from quarter to quarter depending on quantity and types of products being sold, as well as the destinations where those goods are being delivered.

Administrative expenses were kEUR 1,483 for the first quarter of 2021 compared to kEUR 1,376 in the first quarter of 2020. The increase is mainly related to higher legal advisor fees related to our stock market listing as well as our communication to financial institutions.

Research and development (“R&D”) expenses slightly decreased to kEUR 1,604 in the first quarter of 2021 from kEUR 1,635 in the first quarter of 2020. The decrease of kEUR 31 was mainly due to lower depreciation expenses as well as lower personnel expenses partially offset by higher material expenses.

Other operating expenses in the first quarter of 2021 were kEUR 101 compared to kEUR 659 in the prior year period. This was mainly related to lower losses from foreign currency transactions, amounting to kEUR 89 for the first quarter of 2021 compared to kEUR 613 in the last year’s first quarter.

Other operating income was kEUR 914 for the first quarter of 2021 compared to kEUR 532 in the first quarter of 2020. The increase was mainly due to higher gains from foreign currency transactions, amounting to kEUR 778 compared to kEUR 427 in the last year’s first quarter.

The changes in foreign currency gains and losses were primarily driven by the valuation of the intercompany loans granted by the parent company to our US subsidiary.

Operating loss was kEUR 2,683 in the first quarter of 2021 compared to an operating loss of kEUR 3,519 in the comparative period in 2020. The improvement was primarily related to the net impact of the quarter over quarter changes in other operating expenses and other operating income, which was kEUR 940 positive. This was partially offset by a slight drop in gross profit as well as slightly higher administrative expenses.

Financial result was negative kEUR 5,698 in the first quarter of 2021, compared to a financial result of positive kEUR 981 in the comparative period in 2020. This was mainly due to higher interest expense from the revaluation of the derivative financial instruments related to the performance participation interest (“PPI”) for tranche A and tranche B1 of the European Investment Bank (the “EIB”) loan amounting to kEUR 5,188 in connection with the anti-dilution protection clause.

In the first quarter of 2021, the revaluation of the derivative financial instruments related to the PPI including the anti-dilution protection clause for tranche A and tranche B1 resulted in a finance expense of kEUR 1,906 and kEUR 3,282, respectively. This compares to a financial income from the revaluation related to tranche A for the first quarter of 2020 of kEUR 1,557.

The derivative financial instruments are revalued on each balance sheet date, with changes in the fair value between reporting periods recorded within financial result of the consolidated statements of comprehensive loss. An increase in our share price results in a finance expense, while a decrease leads to a finance income, holding other parameters constant.

At the time tranche A of kEUR 10,000 was received in December 2017, the EIB under the Synthetic Warrant Agreement was entitled to receive as consideration cash equal to the market value of 195,790 ordinary shares of the Company (or equivalent number of ADS of the Company) at the maturity date (5 years after draw down), after the occurrence of a trigger event, or on the expiration date (10 years after draw down). Under the anti-dilution protection clause of the agreement the number of ordinary shares under the Synthetic Warrant Agreement was increased to 254,527 as a result of the capital increase effective October 17, 2018 and November 1, 2018. As a result of the capital increases effective January 25, 2021 and February 17, 2021, also under the anti-dilution protection clause, the number of ordinary shares under the Synthetic Warrant Agreement was increased to 310,558.

At the time tranche B1 of kEUR 5,000 was received in June 2020, the EIB under the Synthetic Warrant Agreement, was entitled to receive as consideration cash equal to the market value of 404,928 ordinary shares of the Company (or equivalent number of ADS of the Company) at the maturity date (5 years after draw down), after the occurrence of a trigger event, or on the expiration date (10 years after draw down of the tranche A). As a result of the capital increases effective January 25, 2021 and February 17, 2021, under the anti-dilution protection clause, the number of ordinary shares under the Synthetic Warrant Agreement was increased to 494,068. Related to tranche B1, voxeljet and the EIB also agreed under the Finance Contract, a PIK interest (payment in kind interest) rate of 5% in addition to a 7% fixed interest rate.

Interest expense included interest from long term debt, which amounted to kEUR 524 for the first quarter of 2021, compared to kEUR 319 in the comparative period in 2020. The increase was mainly related to the draw down of tranche B1 from the EIB in June 2020, as mentioned above reflecting the PIK interest as well as the fixed interest.

Net loss for the first quarter of 2021 was kEUR 8,329 or EUR 1.51 per share, as compared to net loss of kEUR 2,601, or EUR 0.53 per share, in the first quarter of 2020.

Effective August 14, 2020, we changed the ratio of our American Depositary Shares (“ADSs”) to ordinary shares from each ADS representing one-fifth (1/5) of one ordinary share (5:1) to each ADS representing one ordinary share (1:1). Based on a conversion rate of one ADSs per ordinary share, net loss was at EUR 1.51 per ADS for the first quarter of 2021, compared to a net loss of EUR 0.11 per ADS for the first quarter of 2020, based on a conversion rate of five ADSs per ordinary share. Earnings per share is computed by dividing net income attributable to stockholders of the parent by the weighted-average number of ordinary shares outstanding during the periods. Earnings per ADS is calculated by dividing the above earnings per share by one (before August 14, 2020: five) as each ordinary share represents one (before August 14, 2020: five) ADS(s).

Business Outlook

Our revenue guidance for the second quarter of 2021 is expected to be in the range of kEUR 4,000 to kEUR 6,000.

We reaffirm our guidance for the full year ending December 31, 2021:

-	Full year revenue is expected to be in the range of kEUR 22,500 to kEUR 27,500
-	Gross margin for the full year is expected to be above 32.5%
-	Operating expenses for the full year are expected as follows: selling and administrative expenses are expected to be in the range of kEUR 11,400 to kEUR 11,900 and R&D expenses are projected to be between approximately kEUR 6,000 and kEUR 6,250. Depreciation and amortization expense is expected to be between kEUR 3,000 and kEUR 3,250.
-	Adjusted EBITDA for the fourth quarter of 2021 is expected to be neutral-to-positive. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles before interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other operating (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries.
-	Capital expenditures for the full year are projected to be in the range of kEUR 1,000 to kEUR 1,250, which primarily includes ongoing investments in our subsidiaries.

Our total backlog of 3D printer orders at March 31, 2021 was kEUR 6,628, which represents eight 3D printers. This compares to a backlog of kEUR 6,844 representing nine 3D printers, at December 31, 2020. As production and delivery of our printers is generally characterized by lead times ranging between three to nine months, the conversion rate of order backlog into revenue is dependent on the equipping process for the respective 3D printer as well as the timing of customers’ requested deliveries.

At March 31, 2021, we had cash and cash equivalents of kEUR 9,761, additionally we hold restricted cash of kEUR 2,610, held kEUR 7,929 of investments in bond funds, and kEUR 2,559 in a note receivable, which are included in current financial assets on our consolidated statements of financial position.

Successful Completion of Capital Increases

On January 25, 2021, the Company announced that it has completed its registered direct offering and sale of 621,170 ordinary shares in the form of ADS at a purchase price of € 13.33 per share (this equals $16.16 per ordinary share based on the exchange rate as of the close of business in New York on January 14, 2021). The gross proceeds of the offering amount to approximately $10 million (€ 8.3 million) before deducting fees and expenses. The Company intends to use the net proceeds of the offering for general corporate purposes. A.G.P./Alliance Global Partners acted as sole placement agent for the offering.

On February 17, 2021, the Company announced that it has completed its registered direct offering and sale of 443,414 ordinary shares in the form of ADS at a purchase price of € 22.27 per share (this equals $26.95 per ordinary share based on the exchange rate as of the close of business in New York on February 9, 2021). The gross proceeds of the offering amount to approximately $12 million (€ 9.9 million) before deducting fees and expenses. The Company intends to use the net proceeds of the offering for general corporate purposes. A.G.P./Alliance Global Partners acted as sole placement agent for the offering.

The proceeds from those capital increases, net of transaction costs and tax, amounted to approximately € 16.0 million. After those two capital increases, the number of outstanding shares of the Company as of March 31, 2021 amounted to 5,900,584.

Webcast and Conference Call Details

The Company will host a conference call and webcast to review the results for the first quarter 2021 on Friday, May 14, 2021 at 8:30 a.m. Eastern Time. Participants from voxeljet will include its Chief Executive Officer, Dr. Ingo Ederer, and its Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing 1-877-705-6003 in the United States/Canada, or 1-201-493-6725 for international, Conference Title “voxeljet AG – First Quarter 2021 Financial Results Conference Call”. Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at 1-844-512-2921 or 1-412-317-6671, Replay Conference ID number 13719036. The recording will be available for replay through May 21, 2021.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website https://event.on24.com/wcc/r/3081448/AD48E240A166DDAE5AD9C9BD2844E9EB at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

Non-IFRS Measure

Management regularly uses both IFRS and non-IFRS results and expectations internally to assess its overall performance of the business, making operating decisions, and forecasting and planning for future periods. Management believes that Adjusted EBITDA is a useful financial measure to the Company’s investors as it helps investors better understand and evaluate the projections our management board provides. The Company’s calculation of Adjusted EBITDA may not be comparable to similarly titled financial measures reported by other peer companies. Adjusted EBITDA should not be considered as a substitute to financial measures prepared in accordance with IFRS.

The Company uses Adjusted EBITDA as a supplemental financial measure of its financial performance. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles, interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries. Management believes Adjusted EBITDA to be an important financial measure because it excludes the effects of fluctuating foreign exchange gains or losses on the intercompany loans granted to its subsidiaries. We are unable to reasonably estimate the potential full-year financial impact of foreign currency translation because of volatility in foreign exchange rates. Therefore, we are unable to provide a reconciliation to our forward-looking guidance for non-GAAP Adjusted EBITDA without unreasonable effort as certain information necessary to calculate such measure on an IFRS basis is unavailable, dependent on future events outside of our control and cannot be predicted without unreasonable efforts by the Company.

About voxeljet

voxeljet is a provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘projects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release.  Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Johannes Pesch

Director Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Mobile: +49 176 45398316

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	3/31/2021	12/31/2020

		(€ in thousands)
		unaudited
Current assets		40,029	28,137
Cash and cash equivalents	7	9,761	5,324
Financial assets	7	13,098	5,351
Trade receivables, net		4,351	4,680
Inventories	4	11,170	11,394
Income tax receivables		39	31
Other assets		1,610	1,357

Non-current assets		25,841	25,090
Financial assets	7	466	5
Intangible assets		1,081	1,143
Property, plant and equipment, net	5	24,135	23,774
Investments in joint venture		26	27
Other assets		133	141

Total assets		65,870	53,227

	Notes	3/31/2021	12/31/2020

Current liabilities		9,206	26,215
Trade payables	7	2,456	1,956
Contract liabilities		3,790	2,911
Financial liabilities	7	1,244	19,770
Other liabilities and provisions	6	1,716	1,578

Non-current liabilities		29,404	7,371
Deferred tax liabilities		--	52
Financial liabilities	7	29,399	7,314
Other liabilities and provisions	6	5	5

Equity		27,260	19,641
Subscribed capital		5,901	4,836
Capital reserves		103,802	88,748
Accumulated deficit		(83,766)	(75,463)
Accumulated other comprehensive income		1,504	1,675
Equity attributable to the owners of the company		27,441	19,796
Non-controlling interest		(181)	(155)
Total equity and liabilities		65,870	53,227

See accompanying notes to unaudited condensed consolidated interim financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

		Three months ended March 31,
	Notes	2021	2020

		(€ in thousands except share and share data)
Revenues	9, 10	4,060	3,884
Cost of sales		(3,021)	(2,729)
Gross profit	9	1,039	1,155
Selling expenses		(1,448)	(1,536)
Administrative expenses		(1,483)	(1,376)
Research and development expenses		(1,604)	(1,635)
Other operating expenses		(101)	(659)
Other operating income		914	532
Thereof income (expense) from changes in impairment allowance included in other operating income (expense)		18	(36)
Operating loss		(2,683)	(3,519)
Finance expense	8	(5,801)	(613)
Finance income	8	103	1,594
Financial result	8	(5,698)	981
Loss before income taxes		(8,381)	(2,538)
Income tax income (expense)		52	(63)
Net loss		(8,329)	(2,601)
Other comprehensive income (loss) that may be reclassified subsequently to profit or loss		(171)	418
Total comprehensive loss		(8,500)	(2,183)

Loss attributable to:
Owners of the Company		(8,303)	(2,556)
Non-controlling interests		(26)	(45)
		(8,329)	(2,601)

Total comprehensive loss attributable to:
Owners of the Company		(8,474)	(2,138)
Non-controlling interests		(26)	(45)
		(8,500)	(2,183)

Weighted average number of ordinary shares outstanding		5,503,378	4,836,000
Loss per share - basic/ diluted (EUR)		(1.51)	(0.53)

See accompanying notes to unaudited condensed consolidated interim financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to the owners of the company
				Accumulated
				other
	Subscribed	Capital	Accumulated	comprehensive		Non-controlling
(€ in thousands)	capital	reserves	deficit	gain (loss)	Total	interests	Total equity
Balance at December 31, 2019 (1) (2)	4,836	88,077	(60,124)	742	33,531	(13)	33,518
Loss for the period	--	--	(2,556)	--	(2,556)	(45)	(2,601)
Foreign currency translations	--	--	--	418	418	--	418
Equity-settled share-based payment	--	167	--	--	167	--	167
Balance at March 31, 2020	4,836	88,244	(62,680)	1,160	31,560	(58)	31,502

	Attributable to the owners of the company
				Accumulated
				other
	Subscribed	Capital	Accumulated	comprehensive		Non-controlling
(€ in thousands)	capital	reserves	deficit	gain (loss)	Total	interests	Total equity
Balance at December 31, 2020	4,836	88,748	(75,463)	1,675	19,796	(155)	19,641
Loss for the period	--	--	(8,303)	--	(8,303)	(26)	(8,329)
Foreign currency translations	--	--	--	(171)	(171)	--	(171)
Issue of ordinary shares in the form of ADS, net of transaction costs and tax	1,065	14,888	--	--	15,953	--	15,953
Equity-settled share-based payment	--	166	--	--	166	--	166
Balance at March 31, 2021	5,901	103,802	(83,766)	1,504	27,441	(181)	27,260

See accompanying notes to unaudited condensed consolidated interim financial statements.

(1)Comparative figures for the year ended December 31, 2019 were revised related to the amendment of classification of short-term investments. For further information, see Form 20-F filed with the SEC on March 30, 2021, Part III, Item 18. Financial Statements, Note 2 “Preparation of financial statements” to the consolidated financial statements.

(2)Comparative figures for year ended December 31, 2019 were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Form 20-F filed with the SEC on March 30, 2021, Part III, Item 18. Financial Statements, Note 2 “Preparation of financial statements” to the consolidated financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended March 31,
	2021	2020

	(€ in thousands)
Cash Flow from operating activities

Loss for the period	(8,329)	(2,601)

Depreciation and amortization	786	932
Foreign currency exchange differences on loans to subsidiaries	(672)	204
Changes in financial assets due to fair value valuation	45	245
Share-based compensation expense	166	167
Change in impairment of trade receivables	(18)	36
Non-cash interest expense on long-term debt	421	296
Change in fair value of derivative equity forward	5,188	(1,557)
Loss on disposal of property, plant and equipment and intangible assets	1	--
Interest paid	67	85
Interest received	(30)	(35)
Other	(160)	61

Change in working capital	778	(1,737)
Trade and other receivables, inventories and current assets	(162)	(1,721)
Trade payables	472	442
Other liabilities, contract liabilities and provisions	996	509
Change in restricted cash	(520)	(947)
Income tax payable/receivables	(8)	(20)
Total	(1,757)	(3,904)

Cash Flow from investing activities

Payments to acquire property, plant and equipment and intangible assets	(44)	(41)
Proceeds from disposal of financial assets	--	3,237
Payments to acquire financial assets	(7,462)	(2)
Interest received	30	35
Total	(7,476)	3,229

Cash Flow from financing activities

Proceeds from bank overdrafts and lines of credit	--	4
Repayment of lease liabilities	(82)	(114)
Repayment of long-term debt	(202)	(231)
Proceeds from issue of ordinary shares in the form of ADS	18,153	--
Share issue cost	(2,200)	--
Change in restricted cash	(2,000)	--
Interest paid	(67)	(85)
Total	13,602	(426)

Net increase (decrease) in cash and cash equivalents	4,369	(1,101)

Cash and cash equivalents at beginning of period	5,324	4,368
Changes to cash and cash equivalents due to foreign exchanges rates	68	5
Cash and cash equivalents at end of period	9,761	3,272

See accompanying notes to unaudited condensed consolidated interim financial statements.

voxeljet AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Preparation of financial statements

Our condensed consolidated interim financial statements include the accounts of voxeljet AG and its wholly-owned subsidiaries voxeljet America Inc., voxeljet UK Ltd. and voxeljet India Pvt. Ltd., as well as voxeljet China Co. Ltd., which are collectively referred to herein as the ‘Group’ or the ‘Company’, which is listed on the NASDAQ Capital Market (“NASDAQ”). In December 2020, management initiated the wind-up of voxeljet UK.

Our condensed consolidated interim financial statements were prepared in compliance with all applicable measurement and presentation rules contained in International Financial Reporting Standards (‘IFRS’) as set forth by the International Accounting Standards Board (‘IASB’) and Interpretations of the IFRS Interpretations Committee (‘IFRIC’). The designation IFRS also includes all valid International Accounting Standards (‘IAS’); and the designation IFRIC also includes all valid interpretations of the Standing Interpretations Committee (‘SIC’). Specifically, these financial statements were prepared in accordance with the disclosure requirements and the measurement principles for interim financial reporting purposes specified by IAS 34. Our condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto that are included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020. The results of operations for the three months ended March 31, 2021, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2021.

The IASB issued a number of new IFRS standards which are required to be adopted in annual periods beginning after January 1, 2021.

Standard	Effective date	Descriptions
IFRS 4	01/2021	Extension of the Temporary Exemption from Applying IFRS 9
IFRS 16	04/2021	Covid-19-Related Rent Concessions
IFRS 9, IAS 39, IFRS 7 and IFRS 16	01/2022	Interest Rate Benchmark Reform
IFRS 3	01/2022	Reference to the Conceptual Framework
IAS 16	01/2022	Proceeds before intended use
IAS 37	01/2022	Onerous contracts – Cost of Fulfilling a Contract
IFRS 1, IFRS 9, IFRS 16 and IAS 41	01/2022	Annual Improvements to IFRS Standards 2018–2020 (IFRS 1, IFRS 9, IFRS 16 and IAS 41)
IFRS 17	01/2023	Amendments to IFRS 17 Insurance Contracts
IAS 1	01/2023	Classifications of Liabilities as Current or Non-Current (Amendment to IAS 1)
IAS 1	01/2023	Amendment to IAS 1 - Disclosure of Accounting Policies
IAS 8	01/2023	Amendment to IAS 8 - Definition of Accounting Estimate

The adoption of standards effective 01/2021 did not have a material impact on the interim financial statements as of and for the three months ended March 31, 2021.  The Company has not yet conclusively determined what impact the new standards, amendments or interpretations effective 01/2022 or later will have on its financial statements, but does not expect they will have a significant impact.

The condensed consolidated interim financial statements as of and for the three months ended March 31, 2021 and 2020 were authorized for issue by the Management Board on May 13, 2021.

Going concern

The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realization of assets and settlement of liabilities in the ordinary course of business.

voxeljet has recognized continuous net losses during the three months ended March 31, 2021, full year 2020, 2019 and 2018 amounting to kEUR 8,329 kEUR, 15,481, kEUR 13,978 and kEUR 8,747, respectively. Additionally, voxeljet had negative cash flows from operating activities in the three months ended March 31, 2021, full year 2020, 2019 and 2018 of kEUR 1,757, kEUR 6,598, kEUR 6,592, kEUR 7,331, respectively, mainly due to continuous net losses.

Since the global outbreak of COVID-19, the Company has experienced and expects to continue to experience lower demand in both, the Systems and the Services segment. voxeljet’s clients have postponed and may continue to postpone larger investments and therefore, the demand for 3D printers may also decrease. In addition, the COVID-19 situation could cause further delays in installation of 3D printers at customers’ facilities, which could lead to postponed revenue recognition for those transactions. Since the third quarter of 2020, the Company experienced a slight recovery of demand compared to the prior two quarters in 2020, and in the fourth quarter 2020 as well as the first quarter 2021 this positive trend has continued, although, demand is not on the same level like before COVID-19. Both a decrease in revenues as well as potential delays in the installations increase the risk and likelihood of lower cash inflows. Such risks have been evaluated by management and consequently have been considered in the Company’s liquidity forecast, which assumes voxeljet’s business plan is executed appropriately and sales track as expected. Management updates the liquidity forecast on an ongoing basis.

In January 2021, the Company has successfully completed its registered direct offering and sale of 621,170 ordinary shares in the form of ADS at a purchase price of € 13.33 per share (this equals $16.16 per ordinary share based on the exchange rate as of the close of business in New York on January 14, 2021). This provided voxeljet with gross proceeds of the offering amount to approximately $10 million (€ 8.3 million) before deducting fees and expenses. In February 2021, the Company completed another registered direct offering and sale of 443,414 ordinary shares in the form of ADS at a purchase price of € 22.27 per ordinary share (this equals $26.95 per ordinary share based on the exchange rate as of the close of business in New York on February 9, 2021). This provided voxeljet with gross proceeds of approximately $12 million (€ 9.9 million) before deducting fees and expenses. Those capital increases improved the Company’s liquidity as well as equity ratio significantly. In spite of this success, management is taking further steps to raise further funds which may include debt or equity financing, not without mentioning, that there can be no assurance that voxeljet will be able to raise further funds on terms favorable to the Company, if at all. The proceeds from those capital increases, net of transaction costs and tax, amounted to approximately € 16.0 million.

Based on the Company’s current liquidity and capital resources in combination with the current liquidity forecasts, management believes that the Company has the ability to meet its financial obligations for at least the next 24 months and therefore continues as a going concern.

Impairment test

Non-financial assets are tested for impairment if there are indicators that the carrying amounts may not be recoverable. The Company considers the COVID-19 situation as such an indicator. Therefore, voxeljet performed an impairment test for the non-financial assets for the end of the reporting period. An impairment loss is recognized in the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is defined as the higher of an asset’s fair value less cost to sell and its value in use. As individual assets do not generate largely independent cash flows, impairment testing is performed at the cash generating unit level. An individual fixed asset within a CGU cannot be written down below fair value less cost incurred to sell the individual asset. The impairment test, which the Company performed, did not lead to any write downs.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these interim financial statements are set out in the Company’s financial statements as of December 31, 2020, which can be found in its Annual Report on Form 20-F that was filed with the U.S. Securities and Exchange Commission on March 30, 2021. These policies have been applied to all financial periods presented.

3. Share based payment arrangements

On April 7, 2017, voxeljet AG established a share option plan that entitles key management personnel and senior employees of voxeljet AG and its subsidiaries to purchase shares of the parent company.

Total options available under the share option plan are 372,000. On April 7, 2017, 279,000 options (75%, Tranche 1) were granted. On April 12, 2018, 93,000 options (25%, Tranche 2) were granted.

The vesting conditions include a service condition (the options vest after a period of four years of continued service from the respective grant date) and a market condition (the options may only be exercised if the share price exceeds the exercise price over a period of 90 consecutive days by at least 20% in the period between the grant date and the respective exercise time frame) of which both conditions must be met.

The fair value of the employee share option plan has been measured for Tranches 1 and 2 using a Monte Carlo simulation. The market condition has been incorporated into the fair value at grant date.

The inputs used in the measurement of the fair value at grant date are as follows:

	Tranche 1	Tranche 2

Parameter
Share price at grant date	USD 13.80	USD 16.15
Exercise price	USD 13.90	USD 16.15
Expected volatility	55.00%	58.40%
Expected dividends	--	--
Risk-free interest rate	2.49%	2.85%
Fair value at grant date	USD 8.00	USD 9.74

The respective expected volatility has been based on an evaluation of the historical volatility of the Company’s share price as at the grant date. As at March 31, 2021 no options are exercisable and 353,400 options are outstanding. The weighted-average contractual life of the options at March 31, 2021 amounts to 6.3 years (March 31, 2020: 7.3 years).

The expenses recognized in the profit and loss statement in relation to the share-based payment arrangements amounted to kEUR 165 in the three months ended March 31, 2021 (three months ended March 31, 2020: kEUR 167).

4. Inventories

	3/31/2021	12/31/2020

	(€ in thousands)
Raw materials and merchandise	3,736	3,733
Work in progress	7,434	7,661
Total	11,170	11,394

5. Property, plant and equipment, net

	3/31/2021	12/31/2020

	(€ in thousands)
Land, buildings and leasehold improvements	18,634	18,698
Plant and machinery	4,486	3,982
Other facilities, factory and office equipment	958	1,039
Assets under construction and prepayments made	57	55
Total	24,135	23,774
Thereof pledged assets of Property, Plant and Equipment	12,929	13,069

In March 2020, voxeljet registered a first rank land charge amounting to kEUR 10,000 on its land and facility located in Friedberg, Germany as collateral in favor of the European Investment Bank (“EIB”) related to the loan, entered into with the EIB under the Finance Contract, dated November 9, 2017.

6. Other liabilities and provisions

	3/31/2021	12/31/2020

	(€ in thousands)
Accruals for vacation and overtime	333	124
Liabilities from payroll	284	237
Employee bonus	270	334
Accruals for compensation of Supervisory board	225	180
Accruals for commissions	221	236
Accrual for warranty	206	228
Liabilities from VAT	28	27
Accruals for licenses	15	68
Others	139	149
Total	1,721	1,583

7. Financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount					Fair Value
			Assets at	Liabilities	Total				Total
	FVTPL	FVOCI	amortized	at amortized	carrying				fair
3/31/2021			cost	cost	amount	Level 1	Level 2	Level 3	value

Total assets	8,390	5	19,281	--	27,676

Current assets	7,929	--	19,281	--	27,210

Cash and cash equivalents	--	--	9,761	--	9,761

Financial assets	7,929	--	5,169	--	13,098	7,929	--	--	7,929
Bond funds	7,929	--	--	--	7,929	7,929	--	--	7,929
Term deposit	--	--	2,559	--	2,559	--	--	--	--
Restricted cash	--	--	2,610	--	2,610	--	--	--	--

Trade receivables, net	--	--	4,351	--	4,351

Non-current assets	461	5	--	--	466

Financial assets	461	5	--	--	466	--	461	5	466
Derivative financial instruments	461	--	--	--	461	--	461	--	461
Equity securities	--	5	--	--	5	--	--	5	5

Total liabilities	4,090	--	--	25,818	33,099

Current liabilities	--	--	--	3,360	3,700

Trade payables	--	--	--	2,456	2,456

Financial liabilities	--	--	--	904	1,244	--	--	1,001	1,001
Long-term debt	--	--	--	904	904	--	--	1,001	1,001
Lease liability	--	--	--	--	340	--	--	--	n/a

Non-current liabilities	4,090	--	--	22,458	29,399

Financial liabilities	4,090	--	--	22,458	29,399	--	4,090	27,976	32,066
Derivative financial instruments	4,090	--	--	--	4,090	--	4,090	--	4,090
Long-term debt	--	--	--	22,458	22,458	--	--	27,976	27,976
Lease liability	--	--	--	--	2,851	--	--	--	n/a

	Carrying amount					Fair Value
			Assets at	Liabilities	Total
	FVTPL	FVOCI	amortized	at amortized	carrying
12/31/2020			cost	cost	amount	Level 1	Level 2	Level 3	Total

Total assets	5,351	5	10,004	--	15,360

Current assets	5,351	--	10,004	--	15,355

Cash and cash equivalents	--	--	5,324	--	5,324

Financial assets	5,351	--	--	--	5,351	2,984	2,367	--	5,351
Bond funds	984	--	--	--	984	984	--	--	984
Bond funds (restricted)	2,000	--	--	--	2,000	2,000	--	--	2,000
Derivative financial instruments	2,367	--	--	--	2,367	--	2,367	--	2,367

Trade receivables, net	--	--	4,680	--	4,680

Non-current assets	--	5	--	--	5

Financial assets	--	5	--	--	5	--	--	5	5
Equity securities	--	5	--	--	5	--	--	5	5

Total liabilities	808	--	--	25,108	29,040

Current liabilities	808	--	--	20,606	21,726

Trade payables	--	--	--	1,956	1,956

Financial liabilities	808	--	--	18,650	19,770	--	808	24,858	25,666
Derivative financial instruments	808	--	--	--	808	--	808	--	808
Long-term debt	--	--	--	18,650	18,650	--	--	24,858	24,858
Lease liability	--	--	--	--	312	--	--	--	n/a

Non-current liabilities	--	--	--	4,502	7,314

Financial liabilities	--	--	--	4,502	7,314	--	--	4,203	4,203
Long-term debt	--	--	--	4,502	4,502	--	--	4,203	4,203
Lease liability	--	--	--	--	2,812	--	--	--	n/a

The valuation techniques used to value financial instruments include the use of quoted market prices or dealer quotes for similar instruments as well as discounted cash flow analysis.

The fair value of the Company’s investments in the bond funds was determined based on the quoted unit prices received by the fund management company.

The fair value of the derivative financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. The fair values have been determined based on share prices and the relevant discount rates.

The fair value of long-term debt was determined using discounted cash flow models based on the relevant forward interest rate yield curves, considering the credit risk of voxeljet.

Due to their short maturity and the current low level of interest rates, the carrying amounts of cash and cash equivalents, restricted cash, trade receivables, trade payables, term deposit, credit lines and bank overdrafts approximate their fair values.

The group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

In March 2021, there were no transfers of financial instruments measured at fair value between level 1 and level 2.

As of March 31, 2021, the Company was in compliance with all covenants related to the loan granted by the EIB. Therefore, the related financial liabilities are classified as non-current.

8. Financial result

	Quarter Ended March 31,
	2021	2020

	(€ in thousands)
Interest expense	(5,801)	(613)
Interest expense on lease liability	(36)	(49)
Interest expense from long-term debt valuation	(524)	(319)
Expense from revaluation of derivative financial instruments	(5,188)	--
Fair value valuation of financial assets	(49)	(244)
Other	(4)	(1)
Interest income	103	1,594
Payout of bond funds	31	33
Income from revaluation of derivative financial instruments	--	1,557
Fair value valuation of financial assets	4	--
Other	68	4
Financial result	(5,698)	981

9. Segment reporting

The following table summarizes segment reporting. The sum of the amounts of the two segments equals the total for the Group in each of the periods.

	Three months ended March 31,
	2021
	(€ in thousands)
	SYSTEMS	SERVICES	CONSOLIDATION	GROUP
Revenues	2,979	1,973	(892)	4,060
third party	2,087	1,973	--	4,060
intra-segment	892	--	(892)	—
Cost of sales	1,506	1,515		3,021
Gross profit	581	458		1,039
Gross profit in %	27.8%	23.2%		25.6%
Operating Expenses				(4,535)
Other operating expenses				(101)
Other operating income				914
Operating loss				(2,683)
Finance expense				(5,801)
Finance income				103
Financial result				(5,698)
Loss before income taxes				(8,381)
Income tax income (expense)				52
Net loss				(8,329)

	Three months ended March 31,
	2020
	(€ in thousands)
	SYSTEMS	SERVICES	CONSOLIDATION	GROUP
Revenues	1,638	2,579	(333)	3,884
third party	1,305	2,579	--	3,884
intra-segment	333	--	(333)	—
Cost of sales	944	1,785		2,729
Gross profit	361	794		1,155
Gross profit in %	27.7%	30.8%		29.7%
Operating Expenses				(4,547)
Other operating expenses				(659)
Other operating income				532
Operating loss				(3,519)
Finance expense				(613)
Finance income				1,594
Financial result				981
Loss before income taxes				(2,538)
Income tax income (expense)				(63)
Net loss				(2,601)

10. Revenues

	Three months ended March 31,
	SYSTEMS		SERVICES
	2021	2020	2021	2020

	(€ in thousands)
Primary geographical markets
EMEA	1,424	786	1,382	1,657
Asia Pacific	394	196	141	209
Americas	269	323	450	713
	2,087	1,305	1,973	2,579

Timing of revenue recognition
Products transferred at a point in time	1,816	1,022	1,973	2,579
Products and services transferred over time	271	283	--	--
Revenue from contracts with customers	2,087	1,305	1,973	2,579

	Three months ended March 31,
	2021	2020

	(€ in thousands)
EMEA	2,806	2,443
Germany	846	1,092
Finland	657	3
Great Britain	375	328
Switzerland	247	69
France	138	264
Others	543	687
Asia Pacific	535	405
South Korea	256	109
China	232	226
India	9	33
Others	38	37
Americas	719	1,036
United States	711	926
Others	8	110
Total	4,060	3,884

11. Commitments, contingent assets and liabilities

In March 2018, ExOne GmbH, a subsidiary of ExOne, notified voxeljet of its intent not to pay its annual license fees under an existing intellectual property-related agreement and asserted its rights to claim damages pursuant to an alleged material breach of the agreement. At this time, the Company cannot reasonably estimate a contingency, if any, related to this matter.

In connection with the enforcement of voxeljet’s intellectual property rights, the acquisition of third-party intellectual property rights, or disputes related to the validity or alleged infringement of the Company’s or a third-party’s intellectual property rights, including patent rights, voxeljet has been and may in the future be subject or party to claims, negotiations or complex, protracted litigation.

12. Related party transactions

Name	Nature of relationship	Duration of relationship
Franz Industriebeteiligungen AG, Augsburg	Lessor	10/01/2003-Current
Schlosserei und Metallbau Ederer, Dießen	Supplier	05/01/1999-Current
Andreas Schmid Logistik AG	Supplier	05/01/2017-12/31/2020
Suzhou Meimai Fast Manufacturing Technology Co., Ltd	Minority shareholder of voxeljet China, Customer	04/11/2016-Current
DSCS Digital Supply Chain Solutions GmbH	Customer	05/11/2017-Current
Michele Neuber	Employee	07/01/2019 - Current
Susanne Ederer-Pausewang	Customer	03/17/2021-Current

Transactions with Franz Industriebeteiligungen AG comprise the rental of office space in Augsburg, Germany. Rental expenses amounted to kEUR 1, in each, first quarter 2021 and first quarter 2020.

Further, voxeljet acquired goods amounting to kEUR 0 and kEUR 0 in the first quarter of 2021 and 2020, respectively from ‘Schlosserei und Metallbau Ederer’, which is owned by the brother of Dr. Ingo Ederer, the Chief Executive Officer of voxeljet.

In addition, voxeljet received logistics services amounting to kEUR 11 in the first quarter of 2020 from ‘Andreas Schmid Logistik’, where the member of our supervisory board Dr. Stefan Söhn served as Chief Financial Officer until December 2020.

Moreover, voxeljet received orders amounting to kEUR 5 and kEUR 16 in the first quarter of 2021 and 2020, respectively from Suzhou Meimai Fast Manufacturing Technology Co., Ltd., which is the minority shareholder for voxeljet China.

Further, voxeljet received orders amounting to kEUR 0 and kEUR 0 in the first quarter 2021 and 2020, respectively from ‘DSCS Digital Supply Chain Solutions GmbH’, which is an associated company where the Company owns 33.3%.

In addition, voxeljet employs Michele Neuber as an intern, the son of Volker Neuber, who has been a member of voxeljet’s supervisory board since July 2020. He received a salary of kEUR 1 and kEUR 1 in the first quarter of 2021 and 2020, respectively.

Moreover, voxeljet sold a used car in the first quarter of 2021 to Susanne Ederer-Pausewang amounting to kEUR 27, who is the wife of Dr. Ingo Ederer, the Chief Executive Officer of voxeljet.

All related party transactions, voxeljet entered into, were made on an arm's length basis.